Exhibit 2.1

Asset Purchase Agreement entered into on September 1, 2012, by and among Tiger Lead Solutions, LLC, Move Sales, Inc. and Move, Inc.

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into as of September 1, 2012 (“Closing Date”), by and among Tiger Lead Solutions, LLC, a California limited liability company (“Seller”), Move Sales, Inc., a Delaware corporation (“Purchaser”), and Move, Inc., a Delaware corporation and the sole stockholder of Purchaser (“Guarantor”).

RECITALS:

A. Seller operates a business under the “TigerLead” tradename that provides lead generation and customer relationship management services for real estate professionals (the “Business”).

B. This Agreement contains the terms pursuant to which Purchaser shall acquire for cash substantially all of the assets used in the operation of the Business, assume certain specified liabilities, and agree to perform Seller’s obligations under certain specified assigned contracts, all as specified herein.

AGREEMENT:

The Parties hereby agree as follows:

1.	DEFINITIONS

As used herein, the following capitalized terms shall have the following meanings:

“Accounts Receivable” has the meaning set forth in Section 3.14 hereof.

“Acquired Assets” means all of the right, title, and interest that Seller possesses and has the right to transfer as the same shall exist at and as of the Closing related to (a) all its tangible personal property (computers, servers, telecommunications equipment, other office equipment, furniture, and supplies on hand) used in the Business, including, without limitation, those listed on Exhibit A hereto, (b) the Business Intellectual Property, (c) all agreements, contracts, and transferable licenses relating to the Business, including, without limitation, leases, marketing, advertising, customer, vendor, and any other related purchase and sale agreements (the “Seller Contracts”), and copies of all documentation and correspondence in Seller’s possession with respect thereto, (d) advertising and promotional materials, catalogs, studies, reports, newsletters, archives and other printed or written materials or electronic versions thereof, pertaining to the marketing and sale of goods or services by the Business (the “Materials”), and (e) accounts receivable and trade receivables in respect of the Business, if any; except and excluding in each case all Excluded Assets.

“Affiliate” means, in the case of a Business Entity, another Business Entity or a person that directly or indirectly, through one or more intermediaries controls, or is controlled by, or is under common control with the Business Entity.

“Agreed Claims” has the meaning set forth in Section 6.2(f) hereof.

“Assignment and Assumption Agreement” refers to that document set forth in Exhibit B.

“Assumed Liabilities” means the following liabilities and obligations of Seller to the extent arising out of or relating to the Business or the Acquired Assets on and after the Closing Date, as the same shall exist at and as of the Closing: (a) all liabilities and obligations of Seller under the Seller Contracts or related to the Acquired Assets, but not including any such liabilities or obligations that arose as a result of any breach or alleged breach by Seller before the Closing Date of any Seller Contracts, (b) any obligations or liabilities arising from or relating to the operation of the Business on and after the Closing Date or the sale of any products or services provided on or after the Closing Date, and (c) those additional liabilities and obligations of Seller with respect to the Business which Purchaser specifically assumes hereunder, as set forth on Exhibit C; provided, however, that the Assumed Liabilities shall expressly exclude the Excluded Liabilities.

“Balance Sheet” means the pro-forma balance sheet as of the Balance Sheet Date for the Business and included in Disclosure Schedule 3.11.

“Balance Sheet Date” means July 31, 2012.

“Basket” has the meaning set forth in Section 6.2(a) hereof.

“Business” has the meaning set forth in the Recitals.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Business Intellectual Property” means any of the following owned or licensed by Seller and used in the operation of the Business: (i) all fictional business names, trademarks and service marks (registered or unregistered), trade dress, trade names and other names, logos, slogans or other indications of origin, all applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith (collectively, “Marks”); (ii) patents, inventions (whether or not patentable), discoveries, improvements, tools, ideas, know-how, formula methodology, processes, and technology owned by Seller and used in the Business (collectively “Patents”); (iii) all trade secrets and other confidential or proprietary information including, without limitation, technical data, customer lists, supplier lists, products plans, service plans and rights in research and development and any right in any jurisdiction to limit the use or disclosure thereof (collectively, “Trade Secrets”), (iv) copyrights and works of authorship including, without limitation, computer programs (excluding commercial off-the-shelf software), source code and executable code, whether embodied in software, firmware or otherwise, files, net lists, records, data and mask works, copyrights in writings, artwork, clipart, webart, sounds, graphics, photographs, animations, and images, databases, data compilations and data collections, development documentation, programming tools, and registrations or applications for registration of copyrights in any jurisdiction; (v) licenses, immunities, and covenants not to sue relating to any of the foregoing; (vi) Internet Web sites and domain names used in the Business, including, but not limited to tigerlead.com and any registrations thereof; (vii) books and records of Seller describing or used in connection with any of the foregoing; (viii) claims or causes of action arising out of or related to infringement or misappropriation of any of the foregoing; and (ix) all instantiations of the foregoing in any form and embodied in any media.

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“Closing” has the meaning set forth in Section 7.1 hereof.

“Closing Date” has the meaning set forth in the preamble.

“Code” means the Internal Revenue Code of 1986, as amended.

“Disclosure Schedule” has the meaning set forth in Section 3 below.

“Effective Time” has the meaning set forth in Section 2.1 hereof.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other material employee benefit plan, program, or arrangement provided by Seller to the Employees.

“Employees” means those individuals employed by Seller in respect of the Business and listed on Exhibit D hereto, which list includes any person who is on an approved leave of absence, vacation, or short-term disability.

“Employment Agreements” means the employment agreement between Guarantor and Howard Tager, in substantially the form attached hereto as Exhibit E-1 and to be executed on the Closing Date and effective upon the Effective Time; the employment agreement between Guarantor and Art Sawyer, in substantially the form attached hereto as Exhibit E-2 and to be executed on the Closing Date and effective upon the Effective Time; and the employment agreement between Guarantor and Adam Ingersoll, in substantially the form attached hereto as Exhibit E-3 to be executed on the Closing Date and effective upon the Effective Time.

“Encumbrance” means any lien, mortgage, security interest, pledge, or encumbrance.

“Environmental Law” means any Legal Requirement with respect to the protection of the public health, safety or the environment, including, without limitation, with respect to any hazardous materials, drinking water, groundwater, wetlands, landfills, open dumps, storage tanks, solid waste, or waste water, water, soil, air, pollution, the protection, preservation or restoration of natural resources, plant and animal life or human health or the environment, or waste management, regulation or control.

“ERISA” has the meaning set forth in Section 3.8(b) hereof.

“Escrow Agreement” shall have the meaning set forth in Section 2.2(b) below.

“Escrow Agent” shall mean U.S. Bank, N.A.

“Escrow Amount” shall mean amounts held by the Escrow Agent from time to time under the Escrow Agreement.

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“Excluded Assets” shall mean the following assets of Seller: (i) Seller’s rights under this Agreement (including Seller’s rights to the consideration paid and payable under this Agreement), (ii) all cash, commercial paper, cash equivalents and short term investments of Seller, (iii) all assets related to any employee benefit plan, pension plan, collective bargaining, union, labor or employment agreement and all assets related to health benefits, (iv) all personnel records and other records that Seller is required by law to retain in its possession, although Seller will make copies available, as appropriate, to Purchaser of all such personnel records, (v) Seller’s articles of organization, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, unit transfer books, blank unit certificates, and other documents relating to the organization, maintenance, and existence of Seller as a limited liability company and Seller’s predecessors, (vi) all prepaid deposits tendered to a third party prior to the Closing Date, (vii) all rights to any refunds, rebates, credits or allowances of Taxes and interest thereon due to or from Seller, all deposits of Seller with any Taxing authority, including, without limitation, Tax deposits, prepayments and estimated payments, any refunds of Taxes, and any Tax deferred assets of Seller, (viii) all contracts of insurance or related prepaid assets of Seller (including, without limitation, prepaid insurance attributable to insurance coverage of the Business provided by Seller), and (ix) the assets listed on Exhibit F hereto.

“Excluded Liabilities” means (a) any obligations or liabilities arising from or relating to the operation of the Business or sale or provision of any products or services provided prior to the Closing Date which are not expressly assumed by Purchaser herein, (b) any liability not directly arising out of or relating to the Business, (c) all liability for Pre-Closing Taxes, (d) any liability for costs and expenses (including legal fees and expenses) that Seller has incurred in connection with this Agreement and the transactions contemplated hereby, (e) any other liability or obligation of Seller incurred pursuant to this Agreement, (f) any obligations arising from any of Seller’s employee benefit or retirement plans; any obligations arising prior to the Closing Date or as a result of the transaction contemplated hereunder for severance, bonuses, or any other form of compensation to any employees, agents, or independent contractors of Seller related to the period prior to the Closing Date, whether or not employed by Purchaser on or after the Closing Date and whether or not arising under any applicable employee law, benefit plan, or other arrangement with respect thereto, and (g) any other liability or obligation not specifically assumed hereunder.

“Financial Statement Dates” has the meaning set forth in Section 3.11 hereof.

“Financial Statements” has the meaning set forth in Section 3.11 hereof.

“Fundamental Representations” has the meaning set forth in Section 6.1 hereof.

“General Indemnification Cap” has the meaning set forth in Section 6.2(b) hereof.

“Governmental Agency” means (a) any international, foreign, federal, state, county, province, local or municipal government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction, or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

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“Hired Employees” has the meaning set forth in Section 5.3(a), below.

“Indemnification Caps” has the meaning set forth in Section 6.2(b) hereof.

“Indemnified Party” has the meaning set forth in Section 6.2(d) below.

“Indemnifying Party” has the meaning set forth in Section 6.2(d) below.

“Lease” means that certain Standard Form Office Lease dated effective May 1, 2007, between Karisma Properties, LLC and Seller with respect to the Leased Premises, as amended on May 1, 2007; August 1, 2007; and May 27, 2011.

“Leased Premises” means the commercial office premises located at 1554 South Sepulveda Boulevard, Suite 102, Los Angeles, CA 90025.

“Legal Requirement” means any federal, state, local provincial, municipal, foreign, international, multinational, or other administrative Order, constitution, law, rule, ordinance, principle of common law, regulation, statute or treaty.

“Liabilities” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), including, without limitation, any liability for Taxes.

“Licensed Business Intellectual Property” has the meaning set forth in Section 3.7(a) hereof.

“Material Adverse Effect” means a material adverse change in or effect with respect to the financial or other condition or operations of the Acquired Assets, Assumed Liabilities or the Business, in each case taken as a whole, assuming in each case that the Acquired Assets are used, and the Business is conducted, in a manner substantially similar to the use and conduct thereof by Seller on the date hereof; provided that none of the following shall be deemed, either alone, or in combination, to constitute a Material Adverse Effect: any change, circumstance, event or effect resulting from or arising out of (a) the public announcement of the entering into of this Agreement or the other agreements, documents and instruments contemplated hereby or the pendency of the transactions contemplated hereby or thereby provided that such public announcement does not amount to a violation by Seller of its confidentiality and nondisclosure obligations under this Agreement or any other agreement in effect between Seller and Purchaser, (b) the performance by Seller of its obligations under this Agreement or the other agreements, documents and instruments contemplated hereby, (c) general economic, regulatory or political conditions or changes, including prevailing interest rates, (d) general conditions in the industry or market in which the Business is conducted, provided that such conditions do not disproportionately affect Seller more than other Persons in such industry or market, and (e) any natural disaster or any act of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof.

“Members” means, collectively, all of the members of Seller (and “Member” means each such member of Seller individually).

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“Notice of Claim” has the meaning set forth in Section 6.2(d) hereof.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Government Agency or by any arbitrator.

“Ordinary Course of Business” means an action which is consistent with the past practices of Seller and is taken in the ordinary course of the normal day-to-day operations of the Business.

“Parties” or “Party” shall mean Seller and Purchaser or any of them.

“Permit” means any permit, approval, consent, authorization, license, variance, or permission required by a Governmental Agency under any Legal Requirement.

“Permitted Encumbrances” means, collectively, (a) Encumbrances that are disclosed in Disclosure Schedule 3.5(b), and (b) licenses granted to others and/or rights of, or obligations owed to, others under the Seller Contracts, as disclosed in Disclosure Schedule 3.19(a).

“Person” means an individual, Business Entity or Governmental Agency.

“Personal Guarantors” has the meaning set forth in Section 5.10 hereof.

“Pre-Closing Taxes” shall mean any tax payable with respect to the Business (including but not limited to the Acquired Assets), or other properties or operations of Seller, attributable to a taxable period ending on or prior to the Closing Date.

“Profit and Loss Statements” means the pro-forma profit and loss statements for the Business, prepared on a cash basis, for each of 2010 and 2011.

“Purchase Price” shall be Twenty-Two Million Dollars ($22,000,000).

“Purchaser Confidential Information” has the meaning set forth in Section 5.2 hereof.

“Seller Confidential Information” has the meaning set forth in Section 5.2 hereof.

“Special Indemnification Cap” has the meaning set forth in Section 6.2(b) hereof.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, when computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Returns” means any and all returns, reports, claims for refund, information returns, or other statements (including elections, declarations, disclosures, schedules, estimates, and attachments), including amendments and extensions thereof, required to be filed by a Party with a Governmental Agency with respect to Taxes.

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“Third-Party Claim” has the meaning set forth in Section 6.2(e) hereof.

“Third-Party Guaranties” has the meaning set forth in Section 5.10 hereof.

“To Seller’s knowledge” shall mean to the actual knowledge of Howard Tager, Art Sawyer, and Adam Ingersoll (where the actual knowledge of each of such Persons is imputed to all other such Persons).

“Transfer Taxes” means any sales, transfer, documentary, use, registration, value-added and other similar taxes (including all applicable real estate transfer taxes) and related fees (including any penalties, interest and additions to such taxes) incurred in connection with this Agreement and the transactions contemplated herein.

“Transition Services Agreement” means the Transition Services Agreement between Seller and Purchaser, in substantially the form attached hereto as Exhibit G and to be executed on the Closing Date and effective upon the Effective Time.

2.	PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale; Assumption of Liabilities. On the Closing Date, subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, and convey to Purchaser, and Purchaser shall purchase and accept from Seller, all of Seller’s right, title and interest in and to all of the Acquired Assets. On the Closing Date, subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall assume and become responsible for paying and duly and properly performing and discharging when due any and all of the Assumed Liabilities. The entire beneficial interest in and to, and the risk of loss with respect to, the Acquired Assets and the Assumed Liabilities shall, regardless of when legal title thereto shall be transferred to Purchaser, pass to Purchaser as of 12:00:01 a.m. Pacific Standard Time on the Closing Date (the “Effective Time”).

2.2 Purchase Price. On the Closing Date, Purchaser shall cause the Purchase Price to be delivered as follows:

(a) Nineteen Million Dollars ($19,000,000) shall be delivered to Seller in cash via wire transfer of immediately available funds to such bank account as directed by Seller; and

(b) Three Million Dollars ($3,000,000) shall be delivered to the Escrow Agent to be held in accordance with the terms and conditions of an escrow agreement in the form of Exhibit H (the “Escrow Agreement”) in order to secure the indemnification obligations of Seller as set forth in Section 6.2. Such Escrow Agreement provides that the funds so delivered into escrow, including interest thereon, shall be held in an interest bearing account for a period of twenty-four (24) months. One Million Five Hundred Thousand Dollars ($1,500,000) of such funds, less any amounts distributed to Purchaser in satisfaction of indemnification claims, if any, shall be delivered to Seller on the twelve (12) month anniversary of the Closing Date; and, the remainder of such funds, less any amounts distributed to Purchaser in satisfaction of indemnification claims, if any, shall be delivered to Seller on the twenty-four (24) month anniversary of the Closing Date, provided that in the event Purchaser has made a claim against Seller for indemnification hereunder during the escrow period, then the escrow shall not terminate with respect to such portion of the escrowed funds in an amount equal to the amount so claimed by Purchaser, subject to the objection of Seller and subsequent resolution of the matter as provided in the Escrow Agreement.

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The Purchase Price (and all other capitalized costs) shall be allocated among the Acquired Assets in accordance with Code §1060 and the Treasury regulations thereunder in the manner set forth on Exhibit I hereto, which allocation shall be binding upon Seller and Purchaser. Seller and Purchaser shall report, act and file Tax returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation. Seller and Purchaser shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as either may reasonably request to prepare in connection with such allocation. Neither Seller nor Purchaser shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation.

2.3 Liabilities After Closing Date. Purchaser shall be responsible for the Acquired Assets and the Assumed Liabilities after the Effective Time. Purchaser is not assuming any obligations or liabilities of Seller that arose before the Closing Date, except to the extent expressly included in the Assumed Liabilities. Seller shall be responsible for the payment of all obligations, office leases, utilities and other operating expenses of the Business accruing prior to the Closing Date and shall continue to be responsible for the Excluded Assets and unassumed liabilities after the Closing Date. All Transfer Taxes shall be paid by Seller.

2.4 Guaranty. Guarantor irrevocably guarantees each and every representation, warranty, covenant, agreement and obligation of Purchaser and the full and timely performance of its obligations under the provisions of this Agreement and the other agreements, instruments and documents contemplated by this Agreement or entered into between the Parties in connection with the transactions contemplated hereby. This is a guarantee of payment and performance, and not of collection, and Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishments of Purchaser’s obligations or liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee. Guarantor hereby waives, for the benefit of Seller, (a) any right to require Seller as a condition of payment or performance of Guarantor to proceed against Purchaser or pursue any other remedies whatsoever and (b) to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Purchaser. Guarantor understands that Seller is relying on this guarantee in entering into this Agreement.

3.	SELLER’S REPRESENTATIONS AND WARRANTIES

Seller hereby represents and warrants to Purchaser that, except as set forth in the attached disclosure schedules (the “Disclosure Schedule”), the statements contained in this Section 3 are correct and complete as of the date of this Agreement (in each case, except to the extent that a representation or warranty by its terms speaks as of any other particular date, in which case such representation and warranty shall be made as of such date):

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3.1 Organization and Good Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California. Seller has the limited liability company power and authority to conduct the Business as it is now being conducted and to own or use the Acquired Assets in connection with the Business and is duly qualified to operate the Business, and is in good standing, in each jurisdiction where the ownership of property or the conduct of the Business requires such qualification, except for those jurisdictions where failure to be qualified would not have a Material Adverse Effect.

3.2 Due Execution; No Conflict.

(a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Seller by all necessary limited liability company action of Seller, including the consent or approval of the Members. This Agreement has been duly executed and delivered by Seller and constitutes a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with or violate any provision of Seller’s operating agreement or articles of organization or other governing instrument, if any; (ii) materially violate or conflict with any Legal Requirement or any Order which is either applicable to, binding upon or enforceable against Seller or the Business; (iii) result in any material breach of or constitute any material default under, or trigger any requirement to obtain the consent of any third party, under any Seller Contract, except for those Seller Contracts set forth in Disclosure Schedule 3.2; or (iv) result in the imposition or creation of any Encumbrance (other than a Permitted Encumbrance) upon or with respect to any of the Acquired Assets.

3.3 No Default. Except as set forth on Disclosure Schedule 3.3, Seller is not in default in any material respect under any of the Seller Contracts. Except as set forth on Disclosure Schedule 3.3, to Seller’s knowledge, no other party is in default under any Seller Contracts.

3.4 Permits. All Permits required for the operation of the Business as the same is presently conducted and/or use of the Acquired Assets as the same are presently used in the Business are current and valid. A list of all such material Permits is attached as Disclosure Schedule 3.4.

3.5 Title to Assets. Except as otherwise provided in Disclosure Schedule 3.5(a), Seller (a) is the sole and exclusive owner of and has good and valid title to all of the Acquired Assets (other than the Business Intellectual Property, which is addressed in Section 3.7 below and other than Acquired Assets that are leased or licensed), free and clear of any Encumbrances, except Permitted Encumbrances, as set forth in Disclosure Schedule 3.5(b), and Encumbrances arising out of any actions of Purchaser, and (b) has a valid leasehold interest in any lessee interests included in the Acquired Assets, which lessee interests are identified in Disclosure Schedule 3.5(c). The Parties agree that this Section 3.5 does not relate to the Business Intellectual Property, which is addressed in Section 3.7 below.

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3.6 Sufficiency of Assets. Except for the Excluded Assets; any shared services provided by Seller’s corporate offices (e.g., legal services, human resources, and information technology and other services), as listed on Disclosure Schedule 3.6; and the other items listed on Disclosure Schedule 3.6: (a) the Acquired Assets constitute all of the assets, contracts, rights and property used by Seller to conduct the Business as presently conducted; (b) there are no assets, contracts, rights and property used in or necessary for the conduct of the Business as presently conducted that are owned by any other person or entity other than Seller that will not be transferred, licensed or leased to Purchaser pursuant to this Agreement; and (c) each item of personal property is in good operating condition, subject to ordinary wear and tear.

3.7 Business Intellectual Property.

(a) Disclosure Schedule 3.7(a)(i) contains a complete list of the following Business Intellectual Property owned by Seller and necessary for the operation of the Business as it is presently conducted: (1) registered and common law trademarks; (2) domain names; (3) issued patents and patent applications; (4) copyright registrations and applications and all material unregistered copyrights and (5) other material intellectual property owned by Seller that is reasonably capable of being described in writing. Disclosure Schedule 3.7(a)(ii) lists the Business Intellectual Property licensed-in by Seller that is used in or necessary for the Business as presently conducted (the “Licensed Business Intellectual Property”).

(b) Except as set forth in Disclosure Schedule 3.7(b), (i) to Seller’s knowledge, there is no information, material, fact, or circumstance, that would render any of the Business Intellectual Property owned by Seller invalid or unenforceable; (ii) each item of Business Intellectual Property owned by Seller is free and clear of any Encumbrances (except Permitted Encumbrances); (iii) Seller is the exclusive owner or licensee of all Licensed Business Intellectual Property and has the right to use same in connection with the Business; (iv) Seller is not contractually obligated to pay any compensation to any third party in respect of the use of the Business Intellectual Property in connection with the Business, other than licensing fees and royalties set forth in the applicable license agreements listed in Disclosure Schedule 3.7(a)(ii); and (v) Seller has not received any communications alleging that Seller has violated any copyrights of any person or entity that has provided service to Seller and Seller has no specific reason to believe that such a communication or allegation may be forthcoming.

(c) Immediately after the Closing Date, Purchaser will be permitted to exercise all of Seller’s rights under any licenses, sublicenses, and contracts relating to the Business Intellectual Property, including, without limitation, the Licensed Business Intellectual Property which are part of the Acquired Assets to the same extent Seller would have been able to had the transactions contemplated hereunder not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments which Seller would otherwise be required to pay and without obtaining the consent or permission of any party to such licenses, sublicenses, and other contracts except as set forth in Disclosure Schedule 3.7(c).

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(d) Except as set forth in Disclosure Schedule 3.7(d), to Seller’s knowledge, neither the Business Intellectual Property owned by Seller nor the operation of the Business as presently conducted infringes upon, misappropriates, or otherwise violates any intellectual property right of any third party (including, without limitation, any right to privacy or publicity). As of the date hereof, there is no pending or, to Seller’s knowledge, threatened, claim challenging (i) Seller’s ownership of the Business Intellectual Property owned by Seller or asserting that any other person has any claim of legal or beneficial ownership with respect thereto or (ii) the validity or enforceability of any of the Business Intellectual Property owned by Seller or indicating an intention on the part of any person to bring a claim that any of the Business Intellectual Property owned by Seller is invalid or unenforceable.

(e) No Business Intellectual Property owned by Seller, or service or product currently offered by the Business for sale is presently subject to any outstanding Order that restricts in any manner the use, transfer or licensing thereof by Seller. To Seller’s knowledge, no Business Intellectual Property licensed by Seller is presently subject to any Outstanding Order that restricts in any manner the use thereof by Seller.

3.8 Employees and Consultants.

(a) Disclosure Schedule 3.8(a) identifies all currently effective consulting and employment agreements and other material agreements, either oral or written, with individual consultants or employees to which Seller is a party. Complete and accurate copies of all such written agreements and summaries of all oral agreements have been made available to Purchaser. Also shown on Disclosure Schedule 3.8(a) are the name of each officer and employee of Seller and each such person’s present rate of regular compensation and bonus payments related to the fiscal year ending December 31, 2012. No current officer, manager or key employee of Seller has notified Seller of an intention to terminate employment or to seek a material change in his terms of employment. Except as set forth on Disclosure Schedule 3.8(a), no employee of Seller has accrued more than three weeks of paid vacation.

(b) Except as specifically disclosed on Disclosure Schedule 3.8(b), Seller is not a party to any Employee Benefit Plan. With respect to each plan described on Schedule 3.8(b), Seller has made available to Purchaser complete and accurate copies of the plan and any amendments or a summary thereof, the Internal Revenue Service determination letter or opinion letter, if any, and the most recent plan actuarial and all other reports of or regarding such plan required by the Employee Retirement Income Security Act of 1974, as amended, and any regulations issued thereunder (“ERISA”). With respect to each plan, if any, which is subject to ERISA, Seller has properly prepared and timely filed all governmental reports and has properly and timely posted or distributed all notices and reports to employees required to be filed, posted or distributed with respect to such plan, and no “prohibited transaction” within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code for which a statutory or administrative exemption does not exist has occurred with respect to any such plan, nor is there any pending or, to Seller’s knowledge, threatened assertion of the occurrence of any such transaction.

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(c) Neither Seller nor the Business is a party to or bound by or subject to any collective bargaining agreement or similar arrangement with any trade or labor union or employees’ association, nor has it made any commitment to or conducted any negotiation or discussion with any trade or labor union or employees’ association with respect to any future agreement or arrangement and, to Seller’s knowledge, there is no current application for certification or other attempt to organize or establish any trade or labor union or employees’ association with respect to the Employees. There are no existing or, to Seller’s knowledge, threatened labor strikes, slow downs, or work stoppages affecting the Business, unfair labor practice proceedings, or organizational efforts presently being made or threatened by or on behalf of any labor union.

(d) Seller has complied in all material respects with all applicable laws or regulations relating to the employment of labor. Seller has withheld all amounts required by law or agreement to be withheld from its employees for the payment of any Tax or contribution, except where the failure to do so would not have a Material Adverse Effect. There are no currently outstanding loans from Seller to any officer, director or employee of Seller and no commitments to lend any money or other property to any such person, other than, in each case, routine travel advances in the ordinary course of business.

(e) To Seller’s knowledge, no employee is obligated under any agreement or judgment that would conflict with such employee’s obligation to use his best efforts to promote the interests of Seller or would conflict with Seller’s business as conducted or presently proposed to be conducted. To Seller’s knowledge, (i) no employee of Seller is in violation of the terms of any employment agreement or any other agreement relating to such employee’s relationship with any previous employer and (ii) no litigation is pending or threatened with regard thereto.

3.9 Taxes and Fees. Seller represents and warrants that, except as set forth on Disclosure Schedule 3.9: (a) Seller has paid or adequately provided for any Taxes that have been or will be levied, assessed, or imposed upon any of the Acquired Assets and Assumed Liabilities with regard to any taxable period ending on or prior to the Closing Date; (b) Seller has filed or will file all tax returns and reports required by federal, state and local tax authorities in respect of Taxes that have been or will be levied, assessed or imposed upon any of the Acquired Assets with regard to any taxable period prior to or including the Closing Date; (c) the returns so filed are correct, true and complete in all material respects; (d) there are no ongoing examinations or claims relating to Taxes payable with regard to the Acquired Assets, and no written notice of any audit, examination or claim relating to Taxes payable with regard to the Acquired Assets, whether pending or threatened, has been received; (e) Seller has not waived any statute of limitations in respect of any Taxes payable with regard to the Acquired Assets or agreed to any extension of time with respect to any assessment or deficiency relating to Taxes payable with regard to the Acquired Assets; (f) Seller has withheld and paid over to the proper taxing authorities all Taxes payable with regard to the Acquired Assets (or the operation thereof) required to have been withheld and paid over, and complied with all related information reporting and backup withholding requirements, including maintenance of required records with respect thereto; and (g) there are (and as of the Closing Date there will be) no Encumbrances on the Acquired Assets relating to or attributable to Taxes other than Permitted Encumbrances.

3.10 No Litigation. Except as set forth on Disclosure Schedule 3.10, Seller has not been served with notice of any existing suits, litigation or administrative hearings, nor, to Seller’s knowledge, are suits, litigation or administrative action threatened, against Seller that are related to the Business or the Acquired Assets. Seller has not filed any voluntary petition in bankruptcy, nor has it been served with or otherwise received notice of any involuntary petition in bankruptcy having been filed against Seller. Neither the Business nor the Acquired Assets is subject to any Order, that affects the Acquired Assets or the operation of the Business or which would interfere with the transactions contemplated by the transaction documents.

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3.11 Financial Statements. The Balance Sheet, the Profit and Loss Statements, and related statements of cash flow of the Business as of the dates and for the periods then ended and the notes thereto, if any, (collectively, the “Financial Statements”) are included as Disclosure Schedule 3.11. Except as set forth on Disclosure Schedule 3.11, the Financial Statements present fairly in all material respects the financial condition and the results of operations of the Business as of the dates (the “Financial Statements Dates”) and for the periods indicated thereon and are materially in accordance with the books of account and records of Seller.

3.12 Undisclosed Liabilities. Except as set forth on Disclosure Schedule 3.12, the Business has no material Liabilities, except for Liabilities: (a) reflected or reserved for on the Balance Sheet or incurred in the Ordinary Course of Business since the date of the Balance Sheet, or (b) which are being retained by Seller as Excluded Liabilities.

3.13 Material Adverse Effect. Other than changes resulting from general economic conditions and except as provided on Disclosure Schedule 3.13, since the Balance Sheet Date, there has not been any Material Adverse Effect, nor, to Seller’s knowledge, have any events occurred nor do any circumstances exist which, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

3.14 Accounts Receivable. All accounts receivable of the Business that are reflected in the accounting records of Seller relating to the Business as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. To Seller’s knowledge, and except as set forth on Disclosure Schedule 3.14, there is no contest, claim, or right of set-off, other than returns or other set-offs in the Ordinary Course of Business, under any Seller Contract with any obligor of an Accounts Receivable relating to the validity of such Accounts Receivable. Disclosure Schedule 3.14 contains a complete and accurate list of all Accounts Receivable as of the business day immediately preceding the Closing Date, which list sets forth the aging of such Accounts Receivable.

3.15 Interim Operations. Since the Balance Sheet Date, Seller has operated the Business only in the Ordinary Course of Business and, except as set forth in Disclosure Schedule 3.15, with regards to the Business, has not:

(a) incurred or become subject to, or agreed to incur or become subject to, any material obligation or Liability, except in the Ordinary Course of Business;

(b) mortgaged or pledged any of its assets, tangible or intangible;

(c) canceled or agreed to cancel any debts or claims of the Business, except in the Ordinary Course of Business;

(d) suffered any extraordinary losses or, except in the Ordinary Course of Business, waived any material rights related to the Business;

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(e) terminated any Seller Contract to which it is a party related to the Business, except in the Ordinary Course of Business or due to expiration of such Seller Contract in accordance with its terms; or

(f) increased the rate of compensation payable by it to any Employee over the rate being paid or accrued to such Employee as of the Balance Sheet Date.

3.16 Customers and Suppliers. Except as set forth on Disclosure Schedule 3.16, to Seller’s knowledge, (a) Seller is not presently engaged in a material dispute with any customer of or major supplier to the Business, (b) there has been no material adverse change in the business relationship of Seller with any customer or supplier since the Balance Sheet Date, and (c) since the Balance Sheet Date, no customer or supplier of the Business has threatened in writing any materially adverse modification or change in the business relationship with Seller.

3.17 Leased Property.

(a) Seller does not own any real property related to the Business.

(b) Except as set forth on Disclosure Schedule 3.17(b): (i) the Lease is in full force and effect and is the only real estate lease used in or relating to the Business; (ii) Seller has performed all material obligations required to be performed by it to date under the Lease, and neither Seller nor, to Seller’s knowledge, any other party thereto is in material default under the Lease (and no event has occurred which, with due notice or lapse of time or both, would constitute such a lapse or default); (iii) no amount due under the Lease remains unpaid other than rental amounts for the current open monthly period, and no material controversy, claim, dispute, or disagreement exists between the parties to the Lease. Seller has made available to Purchaser a copy of the Lease, and any amendments thereto.

(c) To Seller’s knowledge, all improvements on the Leased Property and the operations therein conducted conform in all material respects to all applicable Legal Requirements, including, without limitation, health, fire, environmental, safety, zoning and building laws, ordinances, and administrative regulations, except for nonconformance or other violations which would not have a Material Adverse Effect. To Seller’s knowledge, all buildings, structures, improvements and fixtures owned, leased, or used by Seller in the conduct of the Business are in good operating condition and repair, reasonable wear and tear excepted.

(d) All public utilities required for the operation of the Leased Property and necessary for the conduct of the Business as presently conducted are installed and operating, and all installation and connection charges, to Seller’s knowledge, are paid in full in accordance with the terms of such public utility accounts.

(e) Except as set forth in Disclosure Schedule 3.17(e), the Lease and the Leased Premises are not subject to any other lease, sublease, license or other agreement granting to any Person other than Seller any right to the use, occupancy, or enjoyment of the Leased Premises or any portion thereof relating to the Business.

(f) To Seller’s knowledge, the plumbing, electrical, heating, air conditioning, elevator, ventilating, and all other mechanical or structural systems for which Seller is responsible under the Lease in the buildings or improvements are in good working order and condition, subject to ordinary wear and tear.

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3.18 Environmental Matters. Except as set forth on Disclosure Schedule 3.18, Seller:

(a) has no material Liability, whether contingent or otherwise, under any Environmental Law; and

(b) has not received any written request for information, notice, Governmental Agency inquiry, demand letter, notice of violation or alleged violation of, non-compliance or alleged non-compliance with or any Liability under, any Environmental Law by or relating to the operation of the Business, nor, to Seller’s knowledge, has any of the foregoing been threatened.

3.19 Seller Contracts.

(a) Disclosure Schedule 3.19(a) lists all of the Seller Contracts.

(b) Except as set forth on Disclosure Schedule 3.19(b), Seller is not a party to or bound by any of the following with respect to the Business, which are material to the properties, conduct, operations or financial condition of the Business or are otherwise material to the Business (the “Material Seller Contracts”):

(i) mortgage, indenture, note, or installment obligation, or other instrument for or relating to indebtedness, other than indebtedness for trade payables incurred in the Ordinary Course of Business;

(ii) guaranty of any obligation for borrowings or performance, or guaranty or warranty of products or services, excluding endorsements or guaranties of instruments made in the Ordinary Course of Business in connection with the deposit of items for collection, and statutory warranties and warranties for products or services made in written agreements entered into between Seller and customers in the Ordinary Course of Business;

(iii) agreement or arrangement for the sale or lease of any of the Acquired Assets other than in the Ordinary Course of Business;

(iv) any material contract for the future purchase of materials, supplies, services, merchandise, or equipment parts by Seller;

(v) contract pursuant to which it is or may be obligated to make payments, contingent or otherwise, on account of or arising out of prior acquisitions or sales of businesses, assets, or stock of other companies;

(vi) distribution, dealership, representative, broker, sales agency, advertising or consulting contract excepting any such contract that is terminable at will, or by giving notice of thirty (30) days or less, without Liability;

(vii) agreement imposing non-competition or exclusive dealing obligations on it;

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(viii) agreement providing for the payment of any liquidated damages amount or penalty by Seller;

(ix) agreement providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods or services; or

(x) contract which is otherwise material to the extent relating to the operation of the Business.

(c) Each Seller Contract listed on Disclosure Schedule 3.19(a) is valid, binding, and enforceable against Seller and, to Seller’s knowledge, the other parties thereto in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), and is in full force and effect. Except as set forth on Disclosure Schedule 3.19(c)(i), Seller has performed all material obligations required to be performed by it to date under each of the Material Seller Contracts. To Seller’s knowledge, except as set forth in Disclosure Schedule 3.19(c)(ii), no other party thereto is in material breach of or default under any Seller Contract (and, to Seller’s knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a lapse or default).

3.20 Brokers’ Fees. Except as set forth in Disclosure Schedule 3.20, Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Purchaser could become liable or obligated.

4.	PURCHASER’S REPRESENTATIONS AND WARRANTIES

Purchaser represents and warrants to Seller as follows:

4.1 Organization. Purchaser is a Delaware corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has full power, ability and authority to conduct its business as it is now conducted, to enter into this Agreement, to carry out the transactions and agreements contemplated hereby, to own, lease and operate the Acquired Assets, to assume the Assumed Liabilities and to carry on the Business in substantially the same manner as the same is presently being conducted by Seller.

4.2 Due Authorization. The execution, delivery and performance of this Agreement and each of the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with or violate any provision of Purchaser’s charter, bylaws, operating agreement or other governing instruments, or any law, ordinance or regulation or any decree or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against Purchaser; or (ii) result in any breach of or default under any material mortgage, contract, agreement, indenture, trust, written agreement or other instrument which is either binding upon or enforceable against Purchaser.

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4.3 Litigation. Purchaser is not subject to any order, judgment, stipulation, injunction, decree or agreement with any Governmental Agency, which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by the Agreement. No proceeding is pending or, to the knowledge of Purchaser, threatened against Purchaser which would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other transaction documents.

4.4 Finders; Brokers. None of Purchaser nor any of its Affiliates has employed any finder or broker in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee or commission from Seller in connection with the negotiation, execution or delivery of this Agreement or any of the other transaction documents or the consummation of any of the transactions contemplated hereby or thereby.

4.5 Financial Capacity. Purchaser (a) has, and at the Closing will have, sufficient funds available to pay the Purchase Price and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement and the other transaction documents; (b) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations under this Agreement and the other transaction documents; and (c) has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities.

4.6 Independent Investigation. Purchaser has conducted, to its satisfaction, its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, projections, estimates, plans, forecasts, software, technology and prospects of the Business, which investigation, review and analysis was done by Purchaser and its Affiliates and representatives. Except for the representations and warranties contained in Section 3, Purchaser acknowledges and agrees that neither Seller nor any Affiliates of Seller nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Business, the Acquired Assets, the Assumed Liabilities or otherwise, including, without limitation, any express or implied warranties as to (i) the quality, merchantability, fitness for a particular purpose, conformity to samples, conditions, title, enforceability or non-infringement of or by the Acquired Assets or any part thereof (all of which are specifically disclaimed by Seller and are waived by Purchaser), (ii) the physical condition or usefulness for a particular purpose of the tangible personal property included in the Acquired Assets, (iii) the use of the Acquired Assets and the operation of the Business by Purchaser at and after the Closing in any manner other than as used and operated by Seller, or (iv) the probable success or profitability of the ownership, use or operation of the Business or the Acquired Assets by Purchaser at and after the Closing.

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5.	COVENANTS

Purchaser and Seller each agree as follows:

5.1 Further Cooperation; Books and Records. In case at any time after the Closing Date any further actions are necessary to carry out the purposes, terms and conditions of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 6 below). Subject to the execution of a mutually acceptable nondisclosure agreement, from and after the Closing, Purchaser shall provide Seller and its representatives with reasonable access during normal business hours and upon reasonable advance notice, to all books and records of the Business not subject to the attorney-client privilege, work product doctrine, or other similar privilege (unless pursuant to a joint defense or similar agreement), including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other electronic or written data (“Records”) solely to the extent that such Records pertain or relate to the period prior to the Closing Date, for any reasonable purpose, including but not limited to (a) preparing Tax returns, and (b) defending any claim in respect of which a notice of claim has been served on Seller (provided that, solely with respect to lawsuits between the Parties hereto, the requirements of applicable Law, and not this Agreement, shall govern the obligation of Purchaser to provide Seller with Records, as defined herein, and other information requested by Seller with respect to such matter). Seller shall reimburse Purchaser for all reasonable expenses incurred by Purchaser in connection with assembling the Records for the purpose of providing Seller access to the same.

5.2 Confidentiality.

(a) Seller agrees that for a period of three (3) years from the Closing Date, it will not (a) divulge any Purchaser Confidential Information to third parties or (b) use or permit to be used any Purchaser Confidential Information for its own benefit. For this purpose, “Purchaser Confidential Information” shall mean all confidential or proprietary information pertaining to the Business, Assumed Liabilities, and Acquired Assets. “Purchaser Confidential Information” shall not include any information that: (X) is generally known in the industry, (Y) is now or subsequently becomes available to third parties who are not under a duty of confidentiality through no fault of Seller or (Z) is released or approved for release by Purchaser without restriction. Notwithstanding the foregoing, Seller may disclose Purchaser Confidential Information (i) to the extent required by a court of competent jurisdiction or other Governmental Agency or otherwise as required by applicable law, rule or regulation, provided that reasonable notice to Purchaser of said disclosure is provided by Seller, (ii) on a “need-to-know” basis under an obligation of confidentiality to its legal counsel, accountants, banks and other financing sources and their advisors, or (iii) in any legal proceedings that arise in connection with this Agreement or the transactions contemplated herein and therein.

(b) Purchaser agrees that for a period of three (3) years from the Closing Date, Purchaser will not (a) divulge any Seller Confidential Information to third parties or (b) use or permit to be used any Seller Confidential Information for Purchaser’s own benefit. For this purpose, “Seller Confidential Information” shall mean all confidential or proprietary information pertaining to the business of Seller that is not included in the Acquired Assets, Assumed Liabilities, or the Business. Seller Confidential Information shall not include any information that: (X) is generally known to the industry, (Y) is now or subsequently becomes available to third parties who are not under a duty of confidentiality through no fault of Purchaser or (Z) is released or approved for release by Seller without restriction. Notwithstanding the foregoing, Purchaser may disclose Seller Confidential Information (i) to the extent required by a court of competent jurisdiction or other Governmental Agency or otherwise as required by applicable law, rule or regulation, provided that reasonable notice to Seller of said disclosure is provided by Purchaser, (ii) on a “need-to-know” basis under an obligation of confidentiality to its legal counsel, accountants, banks and other financing sources and their advisors, (iii) in any legal proceedings that arise in connection with this Agreement or the transactions contemplated herein and therein, or (iv) in any filings that Purchaser is required to make with the Securities Exchange Commission or any other Governmental Agency, provided that Seller shall be entitled to review and provide reasonable comment upon any disclosure of Seller Confidential Information in any such filings or take such actions as may be reasonably necessary to protect the confidentiality of same.

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5.3 Employees.

(a) Effective as of the Effective Time, Seller shall terminate its employment of all Employees and shall pay all such Employees all salaries and all other claims, costs, expenses, liabilities, and other obligations relating to Seller’s employment of such Employees up to and including the Effective Time, including, without limitation, amounts payable with respect to accrued but unused sick, vacation and paid time off of such Employees; and, on the first business day following the Effective Time, Purchaser shall offer employment to all Employees (“Hired Employees”), with the exception of the employees listed on Exhibit J, which employment shall be effective as of the Effective Time. Purchaser shall assume and perform, pay or otherwise discharge all Liabilities and benefit obligations accruing or occurring from and after the Closing Date with respect to the Hired Employees, provided however that the Hired Employees shall continue to be covered by Seller’s health care plan until and through the last day of the month in which the Effective Time occurs. With respect to the Hired Employees and in connection with administering Purchaser’s Employee Benefits Plans, Purchaser shall recognize all service with Seller for purposes of vesting and eligibility, as applicable under such Employee Benefit Plans, and for purposes of paid time off, vacation, sick and leave entitlements and seniority.

(b) Purchaser shall be responsible for any legally mandated continuation of health care coverage for the Hired Employees and/or their dependents who have a loss of health care coverage due to a qualifying event after the Effective Time, and for satisfaction of any related notice requirements with respect to the Hired Employees and other dependents who have a loss of coverage due to a qualifying event after the Effective Time.

5.4 Non-Solicit. For a period of three (3) years following the Closing Date, neither Seller nor any of the Members will solicit for employment nor actually employ any of the Hired Employees. Notwithstanding anything contained herein to the contrary, neither Seller nor any of the Members shall be restricted from making any general solicitation for employees or public advertising of employment opportunities which are not specifically targeted at the Hired Employees or any one or more of them.

5.5 Payments Received after Closing Date/AR Collection Assistance. To the extent Seller receives after the Closing Date any payments, other than those payments received under this Agreement, relating to the Accounts Receivable of the Business, Seller will promptly remit any such payments to Purchaser. Seller hereby agrees to provide Purchaser with reasonable assistance in connection with Purchaser’s collection of the Accounts Receivable of the Business.

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5.6 Non-Competition.

(a) For a period of three (3) years following the Closing Date, neither Seller nor any of the Members shall (i) engage in activities which are competitive with the Business in any state in the United States or any province in Canada; or (ii) have interactions with any of the customers or suppliers of the Business (with the understanding that Seller may interact with customers or suppliers of the Business with respect to activities that are not competitive with the Business); provided, however, that Seller and each Member may purchase or otherwise own up to five percent (5%) of any class of securities of any enterprise which is competitive with the Business if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g), or subject to Section 15(d), of the Securities Exchange Act. Notwithstanding the foregoing, the provisions of this Section 5.6 shall not restrict Seller or any Member from (w) engaging in those businesses that it is engaged in or has taken steps to engage in as of the date of this Agreement (as such businesses are listed on Disclosure Schedule 5.6), other than the Business, (x) owning those securities and other investments that it owns as of the date of this Agreement, (y) continuing to serve as a board member, consultant, advisor or other agent of any Person to which Seller or any Member serves as a board member, consultant, advisor or other agent as of the date of this Agreement (as listed on Disclosure Schedule 5.6), or (z) obtaining and/or maintaining a real estate agent or broker’s license and conducting activities relating thereto.

(b) Seller acknowledges and agrees that the covenants set forth in this Section 5.6 are reasonable and valid in scope and in all other respects. If any of such covenants is found to be invalid or unenforceable by a final determination of a court of competent jurisdiction (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. In the event that, notwithstanding the first sentence of this paragraph (b), any of the provisions of this Section relating to scope of the covenants contained therein or the nature of the business restricted thereby shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.

5.7 Name Change. Seller agrees that within five (5) business days following the Closing Date it will file such documentation as may be required to change its name with the California Secretary of State and the secretary of state of any other state in which Seller is registered to do business and/or has a DBA on file, if any, to one that is not confusingly similar to TigerLead, TigerLead Solutions, or tigerlead.com and shall take such further actions (including the execution and delivery of such further instruments and documents) as Purchaser reasonably may request in order for Purchaser to utilize the name TigerLead, TigerLead Solutions, or tigerlead.com.

5.8 Insurance Matters. Purchaser acknowledges that the policies and insurance coverage maintained on behalf of the Business are part of the insurance program maintained by Seller, and such coverage will not be available or transferred to Purchaser.

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5.9 Tax Matters.

(a) All Transfer Taxes incurred in connection with the transfer and sale of the Acquired Assets and Assumed Liabilities as contemplated by the terms of this Agreement, including, without limitation, all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed, payable, collectible or incurred shall be paid by Seller. Seller shall prepare, and Purchaser shall cooperate with the preparation of, any Tax Return related to such Taxes. Purchaser and Seller agree to use their commercially reasonable efforts to obtain any certificate, including, without limitation, a resale certificate, or other document from any Governmental Agency as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(b) Purchaser and Seller agree to furnish, or cause to be furnished, to each other, upon written notice pursuant to Section 8.10, as promptly as practical, such information (including, without limitation, reasonable access to books and records) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. Purchaser and Seller shall reasonably cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each shall execute and deliver such documents as are reasonably necessary to carry out the intent of this Section 5.9. Any Tax audit or other Tax proceeding shall be deemed to be a Third-Party Claim subject to the procedures set forth in Section 6 of this Agreement.

5.10 Other Personal Guaranties and Commitments. Purchaser covenants and agrees that it shall use good-faith efforts to provide such assistance as Seller may reasonably request with respect to any effort by Seller to have the personal guaranties, commitments and/or obligations delivered by the Members (the “Personal Guarantors”) and listed on Exhibit K attached hereto (the “Third Party Guaranties”) terminated and released after the Closing, provided that the same shall be at Seller’s sole expense.

6.	SURVIVAL, INDEMNIFICATION

6.1 Survival. All representations, warranties and covenants made and given in this Agreement shall survive the execution and delivery of this Agreement and the Closing Date, subject to any limitations set forth herein, until the twenty-four (24) month anniversary of the Closing Date, except with respect to those representations and warranties set forth in Sections 3.1, 3.2(a), 3.5, and 3.9 (the “Fundamental Representations”), which such representations, warranties, and covenants shall not terminate. The obligations to indemnify and hold harmless a Party under Section 6.2(a)(i) shall terminate when the applicable representation, warranty or covenant terminates; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any claim as to which an Indemnified Party shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party; provided, further, that Purchaser’s obligation to indemnify and hold harmless any Seller Indemnified Party under Section 6.2(c)(iii) shall not terminate on such date and shall survive indefinitely.

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6.2 Indemnification.

(a) Following the Closing and subject to the terms and conditions of this Section 6, Seller shall indemnify, defend and save Purchaser and its officers, directors, employees, agents, and affiliates harmless from any actions, claims, losses, damages, demands or expense (including, without limitation, all court costs and reasonable attorney’s fees on account thereof) suffered or incurred by Purchaser, its successors and permitted assigns:

(i) with respect to or caused by any breach of any representation, warranty, covenant, or other undertaking made by Seller in this Agreement;

(ii) related to the Excluded Assets or Excluded Liabilities;

(iii) related to the ownership, use, or operation of the Acquired Assets prior to the Effective Time; or

(iv) related to or arising out of the services provided by Seller under the Transition Services Agreement to the extent, and solely to the extent, that any such action, claim, loss, damage, or expense results from the gross negligence or willful misconduct of Seller in performing such services.

No indemnification shall be payable to Purchaser under this Section 6.2(a) until and after such losses aggregate Two Hundred Twenty Thousand Dollars ($220,000) (the “Basket”), provided however, that in the event that such losses exceed the amount of the Basket, then indemnification shall be made by Seller for the full amount of such losses, including, without limitation, the initial Two Hundred Twenty Thousand Dollars ($220,000). Purchaser shall notify Seller promptly of any written actions, claims, or demands against Purchaser for which Seller is responsible hereunder, specifying the basis and amount thereof in reasonable detail. The Parties agree that each Member shall be severally and not jointly liable if he shall breach Section 5.4 or 5.6 hereof and except with respect to such Sections, in no event shall the Members be liable in any way for any obligations or liabilities with respect to indemnification or holding any Person harmless under this Section 6.

(b) Notwithstanding anything contained elsewhere in this Agreement, Seller’s combined total aggregate liability for indemnification (i) under Section 6.2(a) shall not exceed an amount equal to Three Million Dollars ($3,000,000) (the “General Indemnification Cap”); provided, however that on the twelve (12) month anniversary of the Closing Date, the General Indemnification Cap shall be One Million Five Hundred Thousand Dollars ($1,500,000), and notwithstanding the foregoing; (ii) under Section 6.2(a)(iv) shall, in addition, not exceed the limitation specified in Section 6 of the Transition Services Agreement; (iii) for a breach of the Fundamental Representations shall not exceed an amount equal to the Purchase Price (the “Special Indemnification Cap” and, collectively with the General Indemnification Cap, the “Indemnification Caps”); and (iv) for claims involving fraud, willful misconduct, and intentional misrepresentation shall be unlimited.

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(c) Following the Closing and subject to the terms and conditions of this Section 6, Purchaser shall indemnify, defend and save Seller and its officers, directors, members, managers, agents and affiliates harmless from any actions, claims, losses, damages, demands or expense (including, without limitation, all court costs and reasonable attorney’s fees on account thereof) suffered or incurred by any one or more of them, or their successors and assigns, (i) with respect to any breach of any representation, warranty, covenant or other undertaking made by Purchaser in this Agreement, (ii) related to any obligation or liability arising with respect to the conduct or operation of the Business and/or the operation, use or possession of the Acquired Assets after the Effective Time (including, without limitation, any obligation or liability related to or arising with respect to any services rendered by Seller, its employees or consultants pursuant to the Transition Services Agreement, unless such obligation or liability results from Seller’s gross negligence or willful misconduct), (iii) with respect to the Assumed Liabilities or with respect to the assignment of the Seller Contracts to Purchaser, or (iv) any claim made by a Hired Employee for any reason due solely to his or her termination of employment by Purchaser on or after the Closing Date or due solely to any claims relating to his or her employment by Purchaser at or after the Closing. Seller shall notify Purchaser promptly of any written actions, claims or demands against Seller for which Purchaser is responsible hereunder specifying the basis and amount thereof in reasonable detail.

(d) Upon obtaining knowledge of any loss, a Person entitled to indemnification hereunder (the “Indemnified Party”) shall give written notice to the Party liable for such indemnification (the “Indemnifying Party”) specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted (such written notice being hereinafter referred to as a “Notice of Claim”). The Indemnified Party shall use commercially reasonable efforts to mitigate any loss (including, without limitation, by using its best efforts to obtain any applicable insurance proceeds) and to obtain or use any Tax savings, benefit, relief, deduction or credit available to the Indemnified Party. If the Indemnifying Party disputes such claim of indemnification, it shall notify the Indemnified Party thereof within thirty (30) days after receipt of the Notice of Claim, whereupon the Parties shall meet and attempt in good faith to resolve their differences with respect to such claim or indemnification. If the dispute has not been resolved within thirty (30) days after the Parties first meet to attempt such resolution, either Party may initiate litigation in accordance with this Agreement.

(e) If an Indemnified Party is or may be entitled to indemnification hereunder because of a claim asserted by any claimant other than an Indemnified Party hereunder with respect to any matter (a “Third-Party Claim”), then the Indemnified Party shall promptly (and in any event within five (5) business days after receiving notice of the Third-Party Claim) give a Notice of Claim to the Indemnifying Party. Failure to so notify shall not be deemed a waiver of, or otherwise affect, the Indemnifying Party’s obligations unless the Indemnifying Party is materially harmed or prejudiced by such failure to notify.

The Indemnifying Party will have the right, upon written notice to the Indemnified Party and using counsel reasonably satisfactory to the Indemnified Party, at any time to assume and thereafter conduct the defense of the Third-Party Claim; provided that the Indemnifying Party notified the Indemnified Party in writing of its election to indemnify the Indemnified Party with respect to such Third-Party Claim; provided, however, that the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party.

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For the avoidance of doubt, a claim or challenge asserted by a Governmental Agency, including, without limitation, the IRS or the U.S. Department of Commerce, against an Indemnified Party shall be considered a Third-Party Claim hereunder. The Indemnified Party may thereafter participate in (but not control) the defense of any such Third-Party Claim with its own counsel at its own expense, unless separate representation is necessary to avoid a conflict of interest, in which case such representation shall be at the expense of the Indemnifying Party. If the Indemnifying Party elects not to defend the Indemnified Party with respect to such Third-Party Claim, the Indemnified Party shall have the right, at its option, to assume and control defense of the matter. The failure of the Indemnifying Party to respond in writing to the Notice of Claim within thirty (30) days after receipt thereof shall be deemed an election not to defend the same. If the Indemnifying Party does not so elect to indemnify and assume the defense of any such Third-Party Claim, (a) the Indemnified Party may defend against such claim, in such manner as it may deem appropriate, including, but not limited to, settling such claim, after giving written notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate; provided that in all cases the Indemnified Party will not consent to the entry of a judgment or enter into any settlement with respect to the matter without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), except that the Indemnified Party shall be entitled to consent to any judgment and/or enter into any settlement without the consent of the Indemnifying Party if such judgment or settlement does not require the payment of money and (b) the Indemnifying Party may participate in (but not control) the defense of such action, with its own counsel at its own expense. The Parties shall make available to each other all relevant information in their possession relating to any such Third-Party Claim and shall cooperate in the defense thereof.

(f) Claims specified in any Notice of Claim to which an Indemnifying Party shall not object in writing within thirty (30) days of receipt of such Notice of Claim or that have been resolved pursuant to Section 6.2(d) are hereinafter referred to as “Agreed Claims.” Within thirty (30) days after the determination of the amount of any Agreed Claims, the Indemnifying Party shall pay to the Indemnified Party an amount equal to the Agreed Claim by wire transfer in immediately available funds to the bank account or accounts designated in writing by the Indemnified Party not less than five (5) days prior to such payment.

(g) The parties hereto agree that the indemnification provisions set forth in this Section 6 are the sole and exclusive remedy for the breach, inaccuracy or nonfulfillment of any representation, warranty, covenant or agreement contained in this Agreement or the transactions contemplated hereby and shall be in lieu of any other remedies that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any losses of any kind or nature incurred directly or indirectly resulting from or arising out of any of this Agreement, the Business, the Acquired Assets, the Assumed Liabilities and the Excluded Liabilities; provided that nothing in this Section 6.2(g) shall affect the Parties’ rights to specific performance or other non-monetary equitable remedies with respect to the covenants set forth in Section 5 to be performed after the Closing. Seller and Purchaser each hereby waive any provision of any applicable Legal Requirement to the extent that it would limit or restrict the agreement contained in this Section 6.2(g). Notwithstanding anything contained herein to the contrary, except in the event of fraud, in no event shall (a) the aggregate amount of payments made by Seller hereunder ever exceed the Special Indemnification Cap, and any liability for any amounts in excess of the Special Indemnification Cap are irrevocably waived by Purchaser and (b) the Members be liable for any obligation set forth in this Section 6, except to the extent that a Member may be severally but not jointly liable for his breach of Section 5.4 or 5.6 hereof.

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(h) Notwithstanding anything contained in this Agreement to the contrary, no Indemnifying Party shall be liable for any incidental, indirect, exemplary, special, punitive or consequential damages or any diminution in value, except to the extent that such damages are actually awarded in respect of a Third-Party Claim against the Indemnified Party, and provided that such Third-Party Claim would otherwise have given rise to a right of indemnification under Section 6(e) above.

(i) Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price. The amount of any loss subject to indemnification hereunder or of any claim therefor shall be calculated net of: (i) any amounts actually recovered by an Indemnified Party pursuant to any indemnification by or indemnification agreement with any non-affiliated third party (net of all direct collection expenses); (ii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such loss (net of all direct collection expenses) received by Purchaser or any of its Affiliates on account of such loss (each such source named in clauses (i) and (ii), a “Collateral Source”); provided however that nothing set forth herein shall be deemed to infer that a Party must first proceed against a Collateral Source prior to making an indemnification claim against the other Party hereunder; and (iii) any Tax Benefit (as defined below) inuring to Purchaser or any of its Affiliates on account of such loss. If Purchaser or any of its Affiliates receives a Tax Benefit after an indemnification payment is made, Purchaser shall promptly pay to Seller the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is realized. For purposes hereof, “Tax Benefit” shall mean any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid, in each case computed at the highest marginal tax rates. Purchaser shall seek full recovery of any loss from all Collateral Sources covering such loss to the same extent as they would if such loss were not subject to indemnification hereunder. In the event that a recovery from a Collateral Source is made by Purchaser or any of its Affiliates with respect to any loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection expenses) shall be made promptly to Seller. The Indemnifying Party shall be subrogated to all rights of the Indemnified Party in respect of any losses indemnified by the Indemnifying Party.

7.	CLOSING; Documents to be Delivered at the Closing.

7.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the Closing Date.

7.2 Delivery by Seller. As of the Closing Date, in addition to the execution and delivery of this Agreement, Seller shall:

(a) execute and deliver to Purchaser the Assignment of Marks in the form of Exhibit L-1;

(b) execute and deliver to Purchaser the Bill of Sale in the form of Exhibit L-2;

(c) execute and deliver to Purchaser the Assignment and Assumption Agreement in the form of Exhibit B;

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(d) execute and deliver to Purchaser and Escrow Agent the Escrow Agreement in the form attached hereto as Exhibit H;

(e) deliver to Purchaser an opinion of counsel to Seller, substantially in the form attached as Exhibit L-3;

(f) cause the Employment Agreements to be executed and delivered;

(g) execute and deliver to Purchaser the Transition Services Agreement in the form attached hereto as Exhibit G; and

(h) deliver to Purchaser certified copies of resolutions duly adopted by Seller’s Members approving the execution and delivery of this Agreement and documents referenced and the transactions contemplated hereby, which resolutions shall be of full force and effect as of the Closing Date, attached as Exhibit M.

7.3 Delivery by Purchaser. As of the Closing Date, in addition to the execution and delivery of this Agreement, Purchaser shall:

(a) execute and deliver to Seller the Assignment of Marks in the form of Exhibit L-1;

(b) execute, acknowledge and deliver to Seller the Assignment and Assumption Agreement in the form of Exhibit B;

(c) execute and deliver to Seller and the Escrow Agent the Escrow Agreement in the form attached hereto as Exhibit H;

(d) execute and deliver the Employment Agreements;

(e) execute and deliver the Transition Services Agreement in the form attached hereto as Exhibit G;

(f) cause the wire transfer of funds to Seller in the amount of Nineteen Million Dollars ($19,000,000);

(g) cause the wire transfer of funds to Escrow Agent in the amount of Three Million Dollars ($3,000,000);

(h) make offers of employment to the Hired Employees; and

(i) deliver to Seller certified copies of resolutions duly adopted by Purchaser’s Board of Directors approving the execution and delivery this Agreement and the documents referenced and the transactions contemplated hereby, which resolutions shall be of full force and effect as of the Closing Date, attached as Exhibit N.

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8.	GENERAL PROVISIONS

8.1 No Waivers. None of the Parties shall be deemed to waive any of its rights, powers or remedies hereunder unless such waiver is in writing and signed by said Party. No delay or omission by any Party in exercising any of said rights, powers or remedies shall operate as a waiver thereof, nor shall a waiver signed by any Party of any breach of the covenants, conditions or agreements binding on the other Parties on one occasion be construed as a waiver or consent to such breach on any future occasion or a waiver of any other covenant, condition, or agreement herein contained.

8.2 Expenses. Neither of the Parties shall have any obligation to pay any of the fees and expenses of the other Party incident to the negotiation, preparation and execution of this Agreement, including, but not limited to, the fees and expenses of legal counsel, accountants, investment bankers, consultants and other experts.

8.3 Publicity. Each of Seller and Purchaser shall obtain the other’s written consent (such consent not to be unreasonably withheld or delayed) prior to any publication, presentation, public announcement or press release (or relevant part thereof) concerning the relationship between the Parties or the existence or terms of this Agreement. In addition, each of Seller and Purchaser agree not to publicly make any disparaging or derogatory comments regarding the other Party to any third party that would be reasonably expected to adversely affect the reputation of the other Party in any material respect. Notwithstanding anything contained herein to the contrary, Purchaser and Seller, and their respective Affiliates, shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby and any Seller Confidential Information and Purchaser Confidential Information (i) to their authorized respective representatives and employees, (ii) in connection with summary information about their respective financial condition, (iii) to any of their respective auditors, attorneys, financing sources, potential investors or other agents, and (iv) to any bona fide prospective purchaser of their equity or assets (or the equity or assets of their Affiliates); provided that in the case of any disclosure made pursuant to clauses (i) through (iv), the recipient is informed of the confidential nature of such information and has agreed, or is otherwise obligated to maintain the confidentiality of the disclosed material. Notwithstanding anything contained herein to the contrary, Purchaser and Seller, and their respective Affiliates, shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby and any Seller Confidential Information and Purchaser Confidential Information in any filing required to be made with the Securities Exchange Commission, provided that the party whose confidential information is being disclosed shall be entitled to review and provide reasonable comment upon any disclosure of its confidential information in any such filings or take such actions as may be reasonably necessary to protect the confidentiality of same.

8.4 Assignment. Neither Party may assign any portion of this Agreement, voluntarily or involuntarily, including, without limitation, by operation of law, without the prior written consent of the other Party. Any attempt to otherwise assign this Agreement by Seller shall be null and void. No person or entity not a Party hereto shall have any interest herein or be deemed a third party beneficiary hereof, and nothing contained herein shall be construed to create any rights enforceable by any other person or third party.

8.5 No Partnership. Nothing herein contained shall be construed as creating a partnership or joint venture by or between the Parties.

8.6 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

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8.7 Severability. Any provision of this Agreement held or determined by a court (or other legal authority) of competent jurisdiction to be illegal, invalid, or unenforceable in any jurisdiction shall be deemed separate, distinct and independent, and shall be ineffective to the extent of such holding or determination without (i) invalidating the remaining provisions of this Agreement in that jurisdiction or (ii) affecting the legality, validity or enforceability of such provision in any other jurisdiction.

8.8 Captions Headings. Captions and paragraph headings used in this Agreement are for convenience only and shall not be used to interpret any provision hereof.

8.9 Entire Agreement. This Agreement, together with the Exhibits and Disclosure Schedule, which documents are incorporated herein by reference, constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof, and is intended as the Parties’ final expression and complete and exclusive statement of the terms thereof, superseding all prior or contemporaneous agreements, representations, promises and understandings, whether written or oral, including that certain Letter of Intent dated June 28, 2012 by and between Seller and Guarantor, and may be amended or modified only by an instrument in writing signed by all Parties.

8.10 Notices. Any notice required or permitted to be given hereunder shall be (a) in writing, (b) effective on the date of receipt, and (c) delivered by one of the following means: (i) by personal delivery; (ii) by prepaid, overnight package delivery or courier service; or (iii) by the United States Postal Service, first class, certified mail, return receipt requested, postage prepaid.

All notices given under this Agreement shall be addressed, in the case of Seller, as follows:

Attn.: Art Sawyer

TigerLead Solutions

1554 South Sepulveda Blvd Suite 102

Los Angeles, CA 90025

With a copy to (which copy shall not constitute notice):

Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, CA 90401-2386
Attention: Anthony J. Marks

All notices given under this Agreement shall be addressed, in the case of Purchaser, as follows:

Attn: General Counsel
Move, Inc.
30700 Russell Ranch Road
Westlake Village, California 91362

or to such other addresses of which the Parties have been advised in writing by any of the above-described means. The following shall also constitute receipt: (i) a Party’s rejection or other refusal to accept notice, and (ii) the inability to deliver to a Party because of a changed address of which no notice has been received by the other Party. Notwithstanding the foregoing, no notice of change of address shall be effective until ten (10) days after the date of receipt thereof. This Section shall not be construed in any way to affect or impair any waiver of notice or demand herein provided.

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8.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any principles of conflicts of law. With respect to any litigation arising out of or relating to this Agreement, the Parties agree that it shall be exclusively filed in and heard by the state or federal courts with jurisdiction to hear such suits located in the County of Los Angeles, State of California and each Party hereby submits to the exclusive jurisdiction of such courts.

8.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same Agreement. Execution and delivery of this Agreement by exchange of facsimile or portable document format (.pdf) copies bearing the signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

8.13 Specific Performance. Without limiting or waiving in any respect any rights or remedies of the Parties to this Agreement now or hereinafter existing at law or equity or by statute, each of the Parties hereto shall be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.

8.14 Waiver of Potential Conflict in Representation. Each party acknowledges and agrees as follows: (a) Seller’s counsel in connection with this Agreement has previously represented Purchaser in an unrelated matter; and (b) notwithstanding the foregoing, Seller and Purchaser have both consented to Seller’s representation by such counsel in connection with this Agreement.

8.15 Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separately titled Schedules corresponding to the Sections of this Agreement. Any matter disclosed in this Agreement or in any Disclosure Schedule with reference to any Section of this Agreement shall be deemed a disclosure in respect to (a) the Section(s) of this Agreement to which the disclosure is expressly referenced or cross-referenced, and (b) other Section(s) of this Agreement to the extent that it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other Sections. By listing matters on the Disclosure Schedule, Seller shall not be deemed to have established any materiality standard, admitted any Liability, or concluded that any one or more of such matters are material, or expanded in any way the scope or effect of the representations and warranties of Seller contained in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not required to be disclosed or are within or outside of the ordinary course of business, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy with any Party as to whether any obligation, item or matter not described herein or included in a Schedule is or is not required to be disclosed (including, without limitation, whether such amounts are required to be disclosed as material) or in the Ordinary Course of Business for the purposes of this Agreement. The information contained in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever, including of any violation of Legal Requirements or breach of any agreement.

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8.16 Bulk Transfers. Purchaser waives compliance with the provisions of all applicable Legal Requirements relating to bulk transfers in connection with the transfer of the Acquired Assets.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, each party has executed or caused its duly authorized officer to execute this Agreement the day and year first above written.

“Seller”

Tiger Lead Solutions, LLC
A California limited liability company

By:	/s/ Art Sawyer
Name:	Art Sawyer
Its:	Manager

Solely with respect to Sections 5.4 and 5.6:

“Members”

/s/ Howard Tager
Name: Howard Tager

/s/ Art Sawyer
Name: Art Sawyer

/s/ Adam Ingersoll
Name: Adam Ingersoll

IN WITNESS WHEREOF, each party has executed or caused its duly authorized officer to execute this Agreement the day and year first above written.

“Purchaser”

Move Sales, Inc.
A Delaware corporation

By:	/s/ Errol Samuelson
Name:	Errol Samuelson
Its:	Chief Revenue Officer

“Guarantor”

Move, Inc.
A Delaware corporation

By:	/s/ Errol Samuelson
Name:	Errol Samuelson
Its:	Chief Revenue Officer

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